FORM 4			UNITED STATES SECURITIES AND EXCHANGE COMMISSION
					Washington, D.C. 20549						OMB APPROVAL
Check this box if no longer											OMB Number: 3235-0287
subject to Section 16. Form 4 or			STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP								Expires: January 31, 2005
Form 5 obligations may continue.											Estimated average burden
See Instruction 1(b).		Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility									hours per response. . . . .0.5
(Print or Type Responses)		Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940
1. Name and Address of Reporting Person*			2. Issuer Name and Ticker or Trading Symbol						6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)
White	Richard	C.	Community Bancorp.		CMTV				__X___Director		_____ 10% Owner
(Last)	(First)	(Middle)	3. I.R.S. Identification		4. Statement for				__X___Officer (give		_____ Other (specify below)
			Number of Reporting		Month/Day/Year				title below)
286 Caswell Avenue			Person, if an entity		03 /	14	/ 2003			President
	(Street)		(Voluntary)		5. If Amendment, Date of				7. Individual or Joint/Group Filing (Check Applicable Line)
Derby Line	VT	05830			Original (Month/Day/Year)				_X_Form filed by One Reporting Person
(City)	(State)	(Zip)	###-##-####						___Form filed by More than One Reporting Person
Table 1 - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security			2. Trans-	2A.	3. Transaction		4. Securities Acquired (A)			5. Amount of	6. Ownership	7. Nature of
(Instr. 3)			action	Deemed	Code		or Disposed of (D)			Securities	Form:	Indirect
			Date	Execution	(Instr. 8)		(Instr. 3, 4 and 5)			Beneficially	Direct (D)	Beneficial
				Date, if						Owned	or Indirect	Ownership
				any						Following	(I)
			(Month/	(Month/				(A)		Reported
			Day/	Day/				or		Transaction(s)
			Year)	Year)	Code	V	Amount	(D)	Price	(Instr. 3 and 4)	(Instr. 4)	(Instr. 4)
Community Bancorp. Common Stock			2/1/2003		R		21.2302	A	$15.688	17,810.8795	D
Community Bancorp. Common Stock			2/1/2003		J(1)		889.4825	A	$15.688	18,700.3620	D
Community Bancorp. Common Stock			2/1/2003		J(2)		0.4000	D	$15.688	18,699.9620	D
Community Bancorp. Common Stock			2/1/2003		J(1)		232.2500	A	$15.688	4,877.2500	I	IRA
Community Bancorp. Common Stock			2/1/2003		J(2)		0.2500	D	$15.688	4,877.0000	I	IRA
Community Bancorp. Common Stock			3/12/2003		S		3,700.0000	D	$15.125	14,999.9620	D
Community Bancorp. Common Stock					B		2,692.9170	A		41,941.9500	I	401K Plan
J(1) These shares were acquired from a 5% stock dividend.
J(2) This was the redemption of a fractional share.
B A portion of these shares were from a 5% stock dividend payable 02/01/03 and the balance of these shares were purchased by the Trustee of the Plan from new contributions to the Stock Fund made from 12/31/02 to 03/14/03. The range of prices paid was $15.25 to $15.50.
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.
*If the form is filed by more than one reporting person, see Instruction 4(b)(v).												SEC 1474 (9-02)
**Intentional misstatements or ommissions of facts constitute Federal Criminal
Violations. See 18 U.S.C. 1001 and U.S.C. 78ff(a).									/s/Richard C. White			3/14/2003
Persons who respond to the collection of information contained in this form are not required									**Signature of Reporting Person			Date
to respond unless the form displays a currently valid OMB control number.

NOTE: Table II Not Applicable at this time